Press Release

Investor Relations Contact
Dean Ridlon
Cognyte Software Ltd.
IR@cognyte.com

Cognyte Announces Board Authorization of $20 Million Share Repurchase Program

Program reaffirms board’s commitment to creating shareholder value

Herzliya, Israel, November 12, 2024 - Cognyte Software Ltd. (NASDAQ: CGNT), a global leader in investigative analytics software, today announced that its board of directors has approved a share repurchase program, authorizing the buyback of up to $20 million in ordinary shares over the next 18 months through June 12, 2026, as part of its capital allocation strategy. This program underscores the board and management’s confidence in the Company’s growth prospects, its strong cash generation capabilities, and its long-term potential, while reaffirming its commitment to delivering value to shareholders.

The Company may repurchase its ordinary shares from time to time through open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. securities laws and regulations, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended. The Company may also, from time to time, enter into plans that are compliant with Rule 10b5-1 of the Exchange Act to facilitate repurchases of its shares under this authorization. The repurchase program does not obligate the Company to acquire any particular number of ordinary shares, and the repurchase program may be suspended or discontinued at any time at the Company's discretion. Repurchases under the repurchase program may begin after the conclusion of a 30-day period for creditors of the Company to object to the Company's intent to effect a deemed distribution by way of repurchase in accordance with the Israeli Companies Regulations (Relief for Public Companies Whose Securities are Traded on Stock Exchanges Outside of Israel), 5760-2000 and the Israeli Companies Regulations (Approval of Distribution), 5761–2001. The timing, number, and value of shares to be repurchased will depend on the market price of the Company's ordinary shares, general market and economic conditions, and other factors. The Company expects to fund repurchases with cash on its balance sheet and ongoing cash flow generation. Any shares acquired will be available for general corporate purposes.

About Cognyte Software Ltd.
Cognyte Software Ltd. is a global leader in investigative analytics software that empowers a variety of government and other organizations with Actionable Intelligence for a Safer World™. Our open interface software is designed to help customers accelerate and improve the effectiveness of investigations and decision-making. Hundreds of customers rely on our solutions to accelerate and conduct investigations and derive insights, with which they identify, neutralize and tackle threats to national security and address different forms of criminal and terror activities. Learn more at www.cognyte.com

Cautionary Statement Regarding Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such statements are identified by use of the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “should,” “views,” and similar expressions.

Any forward-looking statements contained herein are based on current expectations, but are subject to risks and uncertainties that could cause actual results to differ materially from those indicated, including, but not limited to, Cognyte’s ability to achieve its financial and business plans, goals and objectives and drive shareholder value, including with respect to its ability to successfully implement its strategy, and other risk factors discussed from time to time in Cognyte’s filings with the SEC, including those factors discussed under the caption “Risk Factors” in its most recent annual report on Form 20-F, filed with the Securities and Exchange Commission (“SEC”) on April 9, 2024, as amended on April 19, 2024 and in subsequent reports filed with or furnished to the SEC. Cognyte assumes no obligation and does not intend to update these forward-looking statements, except as required by law, to reflect events or circumstances occurring after today’s date.

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